

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 19, 2016

<u>Via Facsimile</u>
Mr. Keith E. Pratt
Chief Financial Officer
McGrath Rentcorp
5700 Las Positas Road
Livermore, CA 94551-7800

> **Re: McGrath Rentcorp**
> **Definitive Proxy on Form 14A**
> **Filed April 29, 2016**
> **File No. 0-13292**

Dear Mr. Pratt:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ W. John Cash
>
> W. John Cash
> Branch Chief
> Office of Manufacturing and
> Construction